September 7, 2007

Dear Fellow Ceridian Stockholder:

We are pleased with Ceridian’s recent commitment that if the merger does not close, the company will hold a new election of directors within 90 days after the merger agreement is terminated. In light of Ceridian’s commitment, we no longer feel the need to nominate a full slate at the company’s upcoming annual meeting.

However, we note that under the terms of the company’s commitment the new election could be held off until June 30, 2008 or even later depending on the circumstances. Accordingly, we plan to nominate a minority slate: John D. Barfitt, Robert J. Levenson and myself, William A. Ackman.

I enclose with this letter a new BLUE proxy card that reflects this change. Our original GREEN card is no longer valid. We urge each of you to vote on the new BLUE proxy card by internet or telephone, which will allow you to vote for the merger, for our three nominees and for all of the incumbent nominees other than Ronald T. LeMay, George R. Lewis and Alan F. White.

That means you will be able to use our BLUE card by internet or telephone, to effectively vote for our three nominees as well as Ceridian’s CEO and President Kathryn V. Marinello, Chairman L. White Matthews, III, and incumbent directors Richard Szafranski and William L. Trubeck.*

Electing our three nominees will not constitute a change of control under Ceridian’s compensation plans and as a result will not prematurely vest any employee grants.

In addition, electing our three nominees renders moot the risks that Ceridian claims may be created if the incumbent board were replaced in its entirety:

•	The buyers will continue to work opposite the same team that negotiated the transaction (including Ms. Marinello, Mr. Matthews and the company’s legal and financial advisors).

•	Electing our three nominees will not pose a risk to consummation of the merger. According to Institutional Shareholder Services (ISS), minority representation will ‘‘minimize the negligible risk to the deal while still providing the impetus for change if the deal fails to close.’’†

Despite Ceridian’s commitment, we continue to think this election contest is of critical importance.

•	The ‘drop-dead’ date under the merger agreement can be as late as March 31, 2008 so it is possible that Ceridian could delay elections until June 30, 2008 or even longer depending on the circumstances. In our view, that is simply too long a period for the board to continue without:

o	a director who has a substantial equity stake in Ceridian and

o	two directors (Messrs. Barfitt and Levenson) who spent years serving at high level positions with ADP and First Data and therefore will be able to provide the board with substantial and directly relevant business expertise.

*	There is no assurance the incumbent nominees would serve if elected with our three nominees.
†	Permission to use quotations from the ISS report was neither sought nor obtained.

•	In the unlikely event that the deal encounters any turbulence, we believe that stockholders would be best served if Ceridian has a board member with a substantial equity stake. Given Pershing Square’s investment in Ceridian of over $700 million, we believe the election of our nominees will give stockholders greater confidence that the interests of the board and stockholders are fully aligned.

Pershing Square strongly recommends that you vote ‘‘FOR’’ the merger and ‘‘FOR’’ Pershing Square nominees William A. Ackman, John D. Barfitt and Robert J. Levenson and all of the incumbent nominees other than Ronald T. LeMay, George R. Lewis and Alan F. White as soon as possible by voting the enclosed BLUE proxy card by telephone or by Internet, whether or not you plan to attend the annual meeting. Instructions are on the BLUE proxy card.

Time is short, please use one of the following simple methods to vote your shares:

1.	Vote by Internet: Go to the website www.proxyvote.com. Have your control number listed on the BLUE proxy card ready and follow the online instructions. The control number is located in the rectangular box on the right side of your BLUE proxy card. You can use the Internet to vote until 11:59 p.m., ET on September 11, 2007.

2.	Vote by Telephone: Call toll-free (800) 454-8683. Have your control number listed on the BLUE proxy card ready and follow the simple instructions. You can vote by phone until 11:59 p.m., ET on September 11, 2007.

Since our original GREEN card is no longer valid, you must use the BLUE proxy card to vote by telephone or Internet if you want to vote for our nominees.

If we receive BLUE proxy cards that have no explicit voting instructions, we intend to vote such proxy cards ‘‘FOR’’ the merger, ‘‘FOR’’ Pershing Square nominees William A. Ackman, John D. Barfitt and Robert J. Levenson and all of the incumbent nominees other than Ronald T. LeMay, George R. Lewis and Alan F. White, ‘‘FOR’’ ratification of the appointment of KPMG and ‘‘FOR’’ adjournment if there are insufficient votes to approve the merger. However, the BLUE proxy card will also allow stockholders to vote individually on each of the proposals, including withholding authority to vote for one or more nominees.

NOTE: THE GREEN CARD PREVIOUSLY SENT TO YOU IS NO LONGER VALID. WE URGE YOU TO VOTE THE ENCLOSED BLUE PROXY CARD AS PROMPTLY AS POSSIBLE BY TELEPHONE OR INTERNET.

Thank you for your support. If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of our proxy material, please call our proxy solicitor, D.F. King & Co., Inc., at (800) 431-9642. I can be reached at (212) 813-3700.

Sincerely,

William A. Ackman

Pershing Square Capital Management, L.P.

ABOUT PERSHING SQUARE

Pershing Square Capital Management, L.P. is an investment advisor to private investment funds with approximately $6 billion in capital under management.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with Ceridian’s 2007 annual meeting of stockholders, Pershing Square has filed a proxy statement, Blue Proxy Card and other materials with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CERIDIAN AND THE MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING. Investors may contact D.F. King & Co., Inc., Pershing Square’s proxy solicitor for the 2007 annual meeting, at (800) 431-9642. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed by Pershing Square with the SEC concerning Ceridian at the SEC’s website at http://www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., along with William A. Ackman, Scott D. Ferguson, Paul C. Hilal and Roy J. Katzovicz, as employees of Pershing Square, and William A. Ackman, John D. Barfitt and Robert J. Levenson, as director nominees of Pershing Square, may be deemed, under SEC rules, to be participants in the solicitation of proxies from Ceridian’s stockholders with respect to the matters to be considered at Ceridian’s 2007 annual meeting of stockholders. Information regarding these potential participants in the solicitation is included in Pershing Square’s definitive proxy statement filed with the SEC on August 22, 2007.

FORWARD-LOOKING STATEMENTS

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding Ceridian or Pershing Square contained in this letter that are not historical in nature, particularly those that utilize terminology such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘likely,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘estimates,’’ ‘‘believes’’ or ‘‘plans,’’ or comparable terminology, are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements.